MAGNOLIA BANCORP, INC.

2900 Clearview Pkwy.

Metairie, Louisiana 70006

November 5, 2024

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Magnolia Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-281796)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Magnolia Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to November 8, 2024 at 11:00 a.m. Eastern Time, or as soon thereafter as may be practicable.

Please contact Jerry Heupel of Silver, Freedman, Taff & Tiernan LLP at (202) 295-4516, if you have any questions concerning this matter.

Very truly yours,

/s/ Michael L. Hurley

Michael L. Hurley
President and Chief Executive Officer